PRESS RELEASE                                          Contact: Kenneth Gruber
NOVEMBER 6, 1998                                            (212) 343-3920

FOR IMMEDIATE RELEASE:


         CORNERSTONE INTERNET SOLUTIONS COMPANY ANNOUNCES EXCHANGE OFFER

         Cornerstone Internet Solutions Company - New York, New York. Cornerstone Internet Solutions Company (NASDAQ -- CNRS Boston Stock Exchange --
CNR), today announced that it is offering to exchange (the "Exchange Offer") one share of its privately-held Class B Convertible Preferred Stock (the "Class B Preferred Stock") into .8 shares of Class D Convertible Preferred Stock. There are currently 2,000 shares of Class B Preferred Stock outstanding. The Exchange Offer is being made for up to all outstanding Shares of Class B Convertible Stock. However, the closing of the Exchange Offer is not contingent on any minimum number of shares of Class C Preferred Stock being exchanged. The Exchange Offer will expire at 5:00 P.M., New York City Time on December 7, 1998, unless extended. Continental Stock Transfer & Trust Company will serve as Exchange Agent.

         Each share of Class B Preferred Stock is convertible at any time after March 1, 1999 or from time to time thereafter into such whole number of shares of common stock, par value $.01 per share (the "Common Stock"), equal to the aggregate stated value of the Class B Preferred Stock ($1,000) (the "Class B Stated Value") to be converted divided by $1.00. If on or before March 1, 1999, the Company has a private placement or public offering of Common Stock of the Company where the gross proceeds to the Company are in excess of $2,000,000, each share of Class B Preferred Stock shall automatically convert into such whole number of shares of Common Stock equal to the aggregate Class B Stated Value of the Class B Preferred Stock to be converted divided by the greater of
(i) 90% of the per share offering price of the Company's equity securities in the Subsequent Financing or (ii) $1.00. If such Class B Preferred Stock was converted into Common Stock at the Class B Stated Value divided by $1.00, such Class B Preferred Stock would be convertible into 2,000,000 shares of Common Stock.

         The terms of the Class D Preferred Stock are substantially identical in all material respects to the terms of the Class B Preferred Stock for which they may be exchanged pursuant to the Exchange Offer, except that (i) the Class D Preferred Stock can first be converted into Common Stock of the Company on or after the earlier of (a) June 30, 2000 or (b) if the closing price of the Common Stock shall have been at least $1.50 per share (subject to adjustment in the event of a subdivision or combination of the shares of Common Stock) on 15 trading days during any 20-


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consecutive day trading  period,  and (ii) each share of Class D Preferred Stock is convertible into such number of shares of Common Stock as is equal to the aggregate stated value of the Class D Preferred Stock divided by $1.00, 2,000,000 shares of Common Stock if all outstanding shares of Class B Preferred Stock are exchanged for Class D Preferred Stock and all such Class D Preferred Stock is converted into Common Stock).

         The Exchange Offer is being made by the Company only to holders of its Class B Preferred Stock in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. The Company therefore will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Class B Preferred Stock. Officers, directors and regular employees of the Company may solicit tenders of Class B Preferred Stock but they will not receive additional compensation therefor. The Offering Circular will set forth more complete information on the Exchange Offer.



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